Exhibit 99.1

RETO ECO-SOLUTIONS, INC.

BUILDING B, 24th FlOOR, 60 ANLI ROAD, CHAOYANG DISTRICT, BEIJING
PEOPLE’S REPUBLIC OF CHINA 100101

PROXY STATEMENT AND NOTICE OF
2018 ANNUAL MEETING OF SHAREHOLDERS

September 28, 2018

To the shareholders of

RETO ECO-SOLUTIONS, INC.:

It is my pleasure to invite you to our 2018 Annual Meeting of Shareholders on November 6, 2018 at 10:00 a.m., Local Time. The meeting will be held at Building B, 24th Floor, 60 Anli Road, Chaoyang District, Beijing, P.R.C. 100101.

The matters to be acted upon at the meeting are described in the Notice of 2018 Annual Meeting of Shareholders and Proxy Statement. At the meeting, we will also report on the company’s performance and operations during the fiscal year ended December 31, 2017 and respond to shareholder questions.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY THE INTERNET, EMAIL, MAIL OR BY FAX. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

Hengfang Li
Chief Executive Officer and Chairman of the Board of Directors

NOTICE OF 2018 ANNUAL MEETING OF SHAREHOLDERS
RETO ECO-SOLUTIONS, INC.

TIME AND DATE:	10:00 a.m., Local Time, on November 6, 2018

PLACE:	Building B, 24th Floor, 60 Anli Road, Chaoyang District, Beijing People’s Republic of China 100101

ITEMS OF BUSINESS:

(1)	To elect two (2) Class B directors named in the attached Proxy Statement to serve terms ending at the third succeeding annual meeting of stockholders in 2021 or until their respective successors are duly elected and qualified;
(2)	To ratify the appointment of Friedman LLP as the company’s independent registered public accounting firm for the fiscal year ending December 31, 2018;
(3)	approving the Company’s 2018 Share Incentive Plan; and
(4)	To transact any other business properly coming before the meeting or any adjournment or postponement thereof.

WHO MAY VOTE:

You may vote if you were a shareholder of record on September 17, 2018.

ANNUAL REPORT:

A copy of our 2017 Annual Report on Form 20-F is enclosed.

DATE OF MAILING:

This notice and the proxy statement are first being mailed to shareholders on or about September 28, 2018.

By order of the Board of Directors,

Hengfang Li Chief Executive Officer and Chairman of the Board of Directors

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

This proxy statement and the Annual Report to shareholders are available at: http://en.retoeco.com/ndgddh.html.

ABOUT THE 2017 ANNUAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

(1)	To elect two (2) Class B directors named in the attached Proxy Statement to serve terms ending at the third succeeding annual meeting of stockholders in 2021 or until their respective successors are duly elected and qualified;
(2)	To ratify the appointment of Friedman LLP as the company’s independent registered public accounting firm for the fiscal year ending December 31, 2018;
(3)	approving the Company’s 2018 Share Incentive Plan; and
(4)	To transact any other business properly coming before the meeting or any adjournment or postponement thereof.

Who is entitled to vote?

You may vote if you owned common shares of the company as of the close of business on September 17, 2018. Each common share is entitled to one vote. As of September 17, 2018 we had 22,760,000 common shares issued and outstanding.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;
(2)	By email, by emailing your signed proxy card to vote@vstocktransfer.com;
(3)	By mail, by completing, signing and returning the enclosed proxy card; or
(4)	By fax, by faxing your signed proxy card to 646-536-3179.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by email, by mail or by fax.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1, 2 and 3 and in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your common shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, by email or by fax, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact your bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of Friedman LLP as the company’s independent registered public accounting firm for the fiscal year ending December 31, 2018 is considered a routine matter for which brokerage firms may vote without specific instructions. However, the election of directors and approval the Company’s 2018 Share Incentive Plan are not considered routine matters for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the meeting?

The meeting is open to all holders of the company’s common shares as of September 17, 2018.

May shareholders ask questions at the meeting?

Yes. Representatives of the company will answer questions of general interest at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by Internet, email, mail or fax. In order for us to conduct our meeting, at least one-third of our outstanding common shares as of September 17, 2018 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting. If a quorum is not present or represented, the Chairman of the meeting or the holders of a majority of the shares of common shares present, either in person or represented by proxy, have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented.

How many votes are needed to approve the company’s proposals?

Proposal 1.   The nominee receiving the highest number of “For” votes will be elected as a director. This number is called a plurality. Shares not voted will have no impact on the election of the director. The proxy given will be voted “For” the nominee for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2.   The ratification of the appointment of Friedman LLP as the company’s independent registered public accounting firm for the fiscal year ending December 31, 2018 requires that a majority of the votes cast at the meeting be voted “For” the proposal. An abstention with respect to such proposal will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention as well as a broker non-vote will have no effect because it is not a vote cast.

Proposal 3.   For the proposal to approve the 2018 Share Incentive Plan, a majority of the votes cast at a meeting in which a quorum is present is required for approval. An abstention with respect to such proposal will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention as well as a broker non-vote will have no effect because it is not a vote cast.

Is cumulative voting permitted for the election of directors?

No. You may not cumulate your votes for the election of directors.

PROPOSAL ONE
ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 1 ON THE PROXY CARD)

General

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below, all of whom are presently directors. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board of Directors to fill the vacancy. Shareholders do not have cumulative voting rights in the election of directors.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Nominees for election as Class B members of the Board of Directors to serve terms ending at the third succeeding annual meeting of stockholders in 2021 or until their respective successors are duly elected and qualified:

Xingchun Wang.   Mr. Wang has served as an independent director of ReTo Eco-Solutions since November 2016. Since November 2015, Mr. Wang has been the general manager of the investment development department of Chengzhi Shareholding Co., Ltd, a Shenzhen Stock Exchange listed company (stock code: 000990). Between May 2014 and October 2015, Mr. Wang served as the deputy general manager and secretary to the board of Beijing Huaxiang Lianxin Technology Co., Ltd. Between June 2010 and April 2014, Mr. Wang worked as Chief Financial Officer, director and secretary to the board of Beijing Dongbiao Electric Shareholding Co., Ltd. Between May 2009 and June 2010, Mr. Wang worked as the deputy general manager of Beijing Qinchuan Dadi Investment Co., Ltd. Mr. Wang is a member of China Certified Public Accountants and a member of China Certified Tax Accountant. Mr. Wang holds a Bachelor’s Degree in Accounting from Shanxi Finance and Economic College, and a Master’s Degree in Economics from Northwest University of Politics and Law. Mr. Wang was nominated as a director because of his knowledge in accounting, investments and management.

Zhi Li.   Dr. Li has served as an independent director of ReTo Eco-Solutions since November 2016. Since December 2013, Dr. Li has been vice president and director of risk management of Heling Investment Management Beijing Co., Ltd. Between June 2010 and December 2013, Mr. Li served as general manager of the forest finance and international business department of China Forestry Equity Exchange. Between April 2004 and June 2010, Dr. Li worked as deputy director of China Zhongrui Yuehua Accounting Firm. Between September 2002 and March 2004, Dr. Li was a visiting scholar of the business school of Columbia University. Dr. Li is a member of China Certified Public Accountants. Mr. Li holds a Ph.D in Economics from Xiamen University. Dr. Li was nominated as a director because of his experience in accounting, economics and management.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement. None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the U.S. Securities and Exchange Commission.

Board of Directors Leadership Structure

Hengfang Li serves as the Chair of the Board of Directors. In addition, he has served as our Chief Executive Officer since April 2016. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director, and we do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Risk Oversight

Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller company with a small Board of Directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION OF THE
NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF FRIEDMAN LLP
(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of Friedman LLP as the company’s independent registered public accounting firm for the fiscal year ending December 31, 2018. The Audit Committee of the Board of Directors has appointed Friedman LLP to serve as the company’s fiscal 2018 independent registered public accounting firm.

Has the company changed its independent registered public accounting firm during its two most recent fiscal years?

No. Friedman LLP served as the company’s independent registered public accountant for the year ended December 31, 2017 and 2016.

What services does Friedman LLP provide?

Audit services provided by Friedman LLP for fiscal 2017 include the examination of the consolidated financial statements of the company and services related to periodic filings made with the U.S. Securities and Exchange Commission.

Will a representative of Friedman LLP be present at the meeting?

We expect that one or more representatives of Friedman LLP will be present at the meeting. If the representatives are present, they will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of Friedman LLP is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF
FRIEDMAN LLP AS THE COMPANY’S FISCAL 2018 INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL 3
APPROVAL OF THE 2018 SHARE INCENTIVE PLAN
(ITEM 3 ON THE PROXY CARD)

What am I voting on?

The Board of Directors adopted the ReTo Eco-Solutions, Inc. 2018 Share Incentive Plan (the “2018 Plan”) on August 29, 2018, subject to approval by the shareholders of the company. The Board of Directors believes that the 2018 Plan will advance the long-term success of the company by encouraging share ownership among key employees and members of the Board who are not employees.

How is the 2018 Plan administered?

The 2018 Plan is administered by the Compensation Committee of the Board of Directors. The 2018 Plan provides the Compensation Committee with flexibility to design compensatory awards that are responsive to the company’s needs. Subject to the terms of the 2018 Plan, the Compensation Committee has the discretion to determine the terms of each award.

What kind of awards may be granted?

Awards under the 2018 Plan may be in the form of incentive stock options, nonstatutory stock options or restricted stock awards.

An option is the right to purchase shares of the company’s common shares at a price and on a schedule set by the Compensation Committee. The option price will be no less than the fair market value of the shares on the option grant date.

Who is eligible to receive awards?

Employees of the company, executive officers, employee and non-employee directors, consultants, independent contractors and advisors may all be selected by the Compensation Committee to receive awards under the 2018 Plan. The benefits or amounts that may be received by or allocated to participants under the 2018 Plan will be determined at the discretion of the Compensation Committee and are not presently determinable.

How many shares are available for issuance under the 2018 Plan?

The maximum number of shares as to which awards may be granted under the 2018 Plan is 2,000,000 shares. The fair market value of a common shares of the company on the Record Date for the Annual Meeting was $4.66 as reported on the Nasdaq Stock Market.

Upon what terms may shares be awarded?

An award of shares involves the immediate transfer from the company to a participant of ownership of a specific number of common shares in return for the performance of services. The participant is entitled immediately to voting, dividend and other ownership rights in such shares, subject to the discretion of the Compensation Committee. The transfer may be made without additional consideration from the participant. The Compensation Committee shall determine the number of shares to be awarded. If the share award is being earned upon the satisfaction of performance goals pursuant to a award agreement, then the Compensation Committee shall: (a) determine the nature, length and starting date of any performance period for each share award; (b) select from among any performance factors to be used to measure the performance, if any; and (c) determine the number of shares that may be awarded. The Compensation Committee may also specify performance objectives that must be achieved for any restrictions on the shares to lapse.

Are awards made under the 2018 Plan transferable?

Except as provided below, no award under the 2018 Plan may be transferred by a participant other than by will or the laws of descent and distribution, and options may be exercised during the participant’s lifetime only by the participant or, in the event of the participant’s legal incapacity, the guardian or legal representative acting on behalf of the participant. The Compensation Committee may expressly provide in an award agreement (other than an incentive stock option) that the participant may transfer the award to a spouse or lineal descendant, a trust for the exclusive benefit of such family members, a partnership or other entity in which all the beneficial owners are such family members, or any other entity affiliated with the participant that the Compensation Committee may approve. Notwithstanding the foregoing, any shares awarded (subject to any vesting requirements in a given grant) may be transferred in accordance with applicable law.

When does the 2018 Plan terminate?

The Compensation Committee may terminate the 2018 Plan at any time. If not sooner terminated by the Board of Directors, the 2018 Plan will terminate on the tenth anniversary of its effective date.

How can the 2018 Plan be amended?

The 2018 Plan may be amended by the Board of Directors, but without further approval by the shareholders of the company, the Board shall not amend the 2018 Plan in any manner that requires shareholder approval. The Board may condition any amendment on the approval of the shareholders if such approval is necessary or deemed advisable with respect to the applicable listing or other requirements of a national securities exchange or other applicable laws, policies or regulations.

Where can I get a copy of the 2018 Plan?

This summary is not a complete description of all provisions of the 2018 Plan. A copy of the 2018 Plan is attached hereto as Annex A.

WE RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE
ISSUANCE OF THE 2018 SHARE INCENTIVE PLAN.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

Each nominee listed in the Proxy Statement has agreed to serve as director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

Employee directors do not receive any compensation for their services. Independent directors are entitled to receive $10,000 per year for serving as directors and may receive stock, option or other equity-based incentives to our directors for their service.

How does the Board of Directors determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the company’s director independence standards. The company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

What role does the Nominating Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board of Director’s Nominating Committee are (i) to develop and implement policies and procedures that are intended to ensure that the Board of Directors will be appropriately constituted and organized to meet its fiduciary obligations to the company and its shareholders and (ii) to identify individuals qualified to become members of the Board of Directors and to recommend to the Board of Directors the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Nominating Committee’s charter is available on the company’s Investor Relations website at http://en.retoeco.com/gszl.html and in print upon request.

Are the members of the Nominating Committee independent?

Yes. All members of the Nominating Committee have been determined to be independent by the Board of Directors.

How does the Nominating Committee identify and evaluate nominees for director?

The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified the company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board of Directors may engage a firm to assist in identifying potential candidates, although the company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting.

The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The Nominating Committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees. However, the Nominating Committee does consider diversity of opinion and experience when nominating directors.

What are the minimum qualifications required to serve on the company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating Committee:

•	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;
•	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;
•	A director must have a record of professional accomplishment in his or her chosen field; and
•	A director must be prepared and able to participate fully in Board of Directors activities, including membership on committees.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical conduct, may do so by writing to the directors at the following address:

Name of Director or Directors
c/o Secretary
ReTo Eco-Solutions, Inc.
Building B, 24th Floor, 60 Anli Road, Chaoyang District, Beijing
People’s Republic Of China 100101

Does the company have a Code of Business Conduct and Ethics?

The company has adopted a Code of Business Conduct and Ethics, which is applicable to all directors, officers and associates of the company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Conduct and Ethics is available on the company’s Investor Relations web site at http://en.retoeco.com/gszl.html and is also available in print upon request. The company intends to post any amendments to or waivers from its Code of Business Conduct and Ethics (to the extent applicable to the company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board of Directors meet in fiscal 2017?

The Board of Directors did not meet in 2017, because we just completed our initial public offering (“IPO”) in December, however, the Board of Directors executed unanimous resolutions in connection with the IPO.

What are the committees of the Board of Directors?

During fiscal 2017, the Board of Directors had standing Audit, Nominating, and Compensation Committees. Current members of each of the Committees and their principal functions are shown below.

Compensation Committee

The members of the Compensation Committee are:

Austin Huang, Chairman
Xingchun Wang
Zhi Li

The Compensation Committee’s charter is available on the company’s investor relations website at http://en.retoeco.com/gszl.html and in print upon request. The Compensation Committee’s principal responsibilities include:

•	Making recommendations to the Board of Directors concerning executive management organization matters generally;
•	In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors of the company, consult with the Chief Executive Officer on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers; provided, however, that the Committee shall have full decision-making powers with respect to compensation for executive officers to the extent such compensation is intended to be performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code;
•	Making recommendations to the Board of Directors regarding all contracts of the company with any officer for remuneration and benefits after termination of regular employment of such officer;
•	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and
•	Administering the company’s formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the company’s executive officers do not participate in any executive compensation decisions. The Compensation Committee did not meet in 2017, because we just completed our IPO in December, however, the Compensation Committee met in 2018.

Audit Committee

The members of the Audit Committee are:

Sophia Liu, Chairman
Xingchun Wang
Zhi Li

The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of the company’s financial statements and the independence of its external auditors. The company believes that each of the members of the Audit Committee is “independent” and that Sophia Liu qualified as “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

•	Review and recommend to the directors the independent auditors to be selected to audit the financial statement of the company;
•	Meet with the independent auditors and management of the company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

•	Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the company. The Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;
•	Review the internal accounting function of the company, the proposed audit plans for the coming year and the coordination of such plans with the company’s independent auditors;
•	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;
•	Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;
•	Review accounting and financial human resources and succession planning within the company;
•	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and
•	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee charter is available at http://en.retoeco.com/gszl.html. The Audit Committee did not meet in 2017, because we just completed our IPO in December, however, the Audit Committee met in 2018.

Nominating Committee

The members of the Nominating Committee are:

Xingchun Wang, Chairman
Zhi Li
Austin Huang

All members of the Nominating Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Nominating Committee undertakes to:

•	Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the company;
•	Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;
•	Oversee the process of evaluation of the performance of the company’s Board of Directors and committees;
•	Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;

•	Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board of Directors in connection with their service on the Board of Directors or on its committees; and
•	Evaluate Board of Directors and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board of Directors as a whole, a Board of Directors committee or individual director. Shareholders wishing to communicate with the Board of Directors as a whole, a Board of Directors committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the company or to the committee or to an individual director, c/o Secretary, ReTo Eco-Solutions, Inc., Building B, 24th Floor, 60 Anli Road, Chaoyang District, Beijing People’s Republic of China 100101. All communications will be compiled by the Secretary of the company and submitted to the Board of Directors or the addressee not later than the next regular Board of Directors meeting. The Nominating Committee charter is available at http://en.retoeco.com/gszl.html. The Nominating Committee did not meet in 2017, because we just completed our IPO in December, however, the Nominating Committee met in 2018.

MANAGEMENT — BUSINESS HISTORY OF DIRECTORS AND EXECUTIVE OFFICERS

For information as to the business history of Xingchun Wang and Zhi Li. See the Section “Proposal One Election of Directors and Director Biographies.”

Hengfang Li.   Mr. Li has served as the Chief Executive Officer and Chairman of ReTo Eco-Solutions since April 2016. Mr. Li founded Beijing REIT in 1999 and has served as Beijing REIT’s Chief Executive Officer and Chairman since 1999. Mr. Li served as the chief representative in China of the German Hess Group from 1995 until 1999. From 1988 through 1995, Mr. Li was an engineer, senior engineer and then branch director at China North Vehicle Engine Research Center. Mr. Li holds a Master degree in Engine Studies from Beijing Institute of Technology. Mr. Li was nominated as a director because of his experience serving as an executive in the construction materials industry and has extensive knowledge, experience and relationships in China’s construction materials industry.

Guangfeng Dai.   Mr. Dai has served as the Chief Operating Officer and Director of ReTo Eco-Solutions since November 2016. Mr. Dai has served as Beijing REIT’s Chief Operating Officer and Director since 2000. Mr. Dai served as the deputy representative in China for Hess Mechanical Engineering Co., Ltd. of Germany from 1997 until 2000. From 1995 through 1997, Mr. Dai was a senior engineer at Yanxing Corporation of China. From 1992 through 1994, Mr. Dai was a senior engineer at China North Industries Group Corporation. Mr. Dai received his Master degree in Automobile Engineering from Beijing Institute of Technology. Mr. Dai was nominated as a director because of his operations and management experience and of his knowledge of our Company as a long-term executive of Beijing REIT.

Zhizhong Hu.   Mr. Hu has served as the Chief Technology Officer and Director of ReTo Eco-Solutions since November 2016. Mr. Hu has served as Beijing REIT’s Chief Technology Officer and Director since 2000. Mr. Hu served as the general manager and executive director of Yichang Hayes Building Materials Co., Ltd. from 1997 through 2000. From 1996 through 1997, Mr. Hu served as the business representative for Hayes Mechanical Engineering Co., Ltd. of Germany. Mr. Hu received his Bachelor’s Degree in Mechanical Engineering from Nanjing University of Science and Technology. Mr. Hu was nominated as a director because of his experience in research and development.

Yuxia Jia.   Ms. Jia has served as the Chief Financial Officer of ReTo Eco-Solutions since September 2016. Ms. Jia joined Beijing REIT in November 2000 as an accountant, and in September 2005 Ms. Jia was promoted to Chief Financial Officer. Between July 1997 and October 2000, she worked as a cashier and accounting assistant for Beijing Shengda High-Tech Development Co., Ltd. Ms. Jia received her Associate’s degree in accounting from China Agricultural University in 2015.

Sophia Liu.   Ms. Liu has served as an independent director of ReTo Eco-Solutions since November 2016. Since January 2012, Ms. Liu has been assistant vice president of corporate finance of Alexandria Real Estate Equities Inc. (NYSE: ARE). Between April 2010 and January 2012, Ms. Liu served as assistant vice president of internal audit of East West Bank (NYSE: EWBC). Between December 2004 and April 2010, Ms. Liu worked as manager for the assurance advisory business services of Ernst & Young, LLP. Ms. Liu is a member of American Institute of Certified Public Accountants (AICPA). Ms. Liu received her Master’s Degree in Accounting from University of Southern California. Ms. Liu was nominated as a director because of her experience in accounting and auditing.

Austin Huang.   Dr. Huang has served as an independent director of ReTo Eco-Solutions since November 2016. Dr. Huang has served as the Principal Engineer for Merit Engineering, Inc. since 1993. Among other awards, Mr. Huang has received the Diplomat of Geotechnical Engineering by the Academy of Geoprofessionals in 2011 and named a Fellow, ACCE (American Society of Civil engineering) in 2007. Mr. Huang has served as an expert witness on geo-retaining wall design issues. In addition, he has presented two papers in the area of slope stability and pile foundations with socket in bedrock in international conferences. He holds 19 research publications including six in leading research journals. Dr. Huang holds a Master’s Degree and Ph.D. in Geotechnical Engineering from University of Wisconsin. Dr. Huang was nominated as a director because of his experience in geotechnical engineering, including, slope stability, soil infiltration and retaining walls that are areas applicable to our sponge city projects.

EMPLOYMENT AGREEMENTS WITH COMPANY’S NAMED EXECUTIVE OFFICERS

Under Chinese laws, there are some situations where we can terminate employment agreements without paying economic compensation, such as the employer maintains or raises the employment conditions but the employee refuses to accept the new employment agreement, when the employment agreement is scheduled to expire, the employee is retired in accordance with laws or the employee is dead, declared dead or has disappeared. For termination of employment in absence of legal cause we are obligated to pay the employee two-month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without paying economic compensation, such as when the employee has committed a crime, being proved unqualified for recruitment during the probation period, seriously violating the rules and regulations of the employer, or the employee’s actions or inactions have resulted in a material adverse effect to us.

Our employment agreements with our executive officers generally provide for a term of three years, provided that either party may terminate the agreement on 60 days notice and a salary to be paid monthly, subject to certain limitations. The agreements also provide that the executive officers are to work an average of 40 hours per week and are entitled to all legal holidays as well as other paid leave in accordance with Chinese laws and regulations and our internal work policies. Under such agreements, our executive officers may be terminated for cause without further compensation. During the agreement and for three years afterward, our executive officers are required to keep trade secrets confidential.

The contracts that we have entered into with executive officers include the following:

Employment Agreement of Hengfang Li

We entered into an employment agreement with Hengfang Li effective October 1, 2018, providing for Mr. Li to serve as the Company’s Chief Executive Officer. Under the terms of Mr. Li’s employment agreement, Mr. Li is, among other matters, to take overall responsibility for the operational management and financial management of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

•	Annual compensation of RMB 800,000 (approximately $123,000); and
•	Reimbursement of reasonable business expenses.

Mr. Li will be eligible to receive an annual bonus with a target payout up to 150% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee. Mr. Li’s employment agreement is for an initial term of three years, renewable for an additional 24 months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Li’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Li is required to keep trade secrets confidential during the course of his employment and for a period of 36 months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of 24 months following his employment.

Employment Agreement of Guangfeng Dai

We entered into an employment agreement with Guangfeng Dai effective October 1, 2018, providing for Mr. Dai to serve as the Company’s Chief Operating Officer. Under the terms of Mr. Dai’s employment agreement, Mr. Dai is, among other matters, to support the Company’s CEO in developing, executing and managing the Company’s business plan with an emphasis on operations and sales in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

•	Annual compensation of RMB 750,000 (approximately $115,000); and
•	Reimbursement of reasonable business expenses.

Mr. Dai will be eligible to receive an annual bonus with a target payout up to 150% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee.

Mr. Dai’s employment agreement is for an initial term of three years, renewable for an additional 24 months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Dai’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Dai is required to keep trade secrets confidential during the course of his employment and for a period of 36 months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of 24 months following his employment.

Employment Agreement of Zhizhong Hu

We entered into an employment agreement with Zhizhong Hu effective October 1, 2018, providing for Mr. Hu to serve as the Company’s Chief Technology Officer. Under the terms of Mr. Hu’s employment agreement, Mr. Hu is, among other matters, to create overall technology standards and practices, build the Company’s technology team and manage data systems and effectiveness in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

•	Annual compensation of RMB 700,000 (approximately $108,000); and
•	Reimbursement of reasonable business expenses.

Mr. Hu will be eligible to receive an annual bonus with a target payout up to 150% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee. Mr. Hu’s employment agreement is for an initial term of three years, renewable for an additional 24 months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Hu’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Hu is required to keep trade secrets confidential during the course of his employment and for a period of 36 months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of 24 months following his employment.

Employment Agreement of Yuxia Jia

We entered into an employment agreement with Yuxia Jia effective October 1, 2018, providing for Ms. Jia to serve as the Company’s Chief Financial Officer. Under the terms of Ms. Jia’s employment agreement, Ms. Jia is, among other matters, to setup and oversee all financial and operational controls and metrics of the Company, maintain responsibility for all financial operations of the Company and develop and direct financial plans for the strategic growth of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

•	Annual compensation of RMB 250,000 (approximately $38,000); and
•	Reimbursement of reasonable business expenses.

Ms. Jia will be eligible to receive an annual bonus with a target payout up to 150% of his base salary, subject to achieving Company and individual performance goals established by the Company’s Compensation Committee. Ms. Jia’s employment agreement is for an initial term of three years, renewable for an additional 24 months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Ms. Jia’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Ms. Jia is required to keep trade secrets confidential during the course of her employment and for a period of 36 months following the termination of her employment. Her employment contract also contains a non-compete clause for a duration of 24 months following her employment.

Compensation of Directors and Executive Officers

In 2017, we paid an aggregate of approximately $86,876 U.S. dollars in cash as salaries and fees to our senior executives, officers and. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

Board of Directors

Our board of directors currently consists of seven directors. There are no family relationships between any of our executive officers and directors. The directors will be divided into three classes, as nearly equal in number as the then total number of directors permits. All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Class A directors were reelected at our 2017 annual general meeting of shareholders and shall face reelection every three years thereafter. Class B directors shall face re-election at this annual general meeting of shareholders and every three years thereafter. Class C directors shall face re-election at our 2019 annual general meeting of shareholders and every three years thereafter.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional director of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our Company by making it difficult to replace members of the board of directors.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

The board of directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Xingchum Wang, Zhi Li, Sophia Liu and Austin Huang are our independent directors.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated. We do not have any service contacts with our directors that provide for benefits upon termination of employment.

Our board of directors plays a significant role in our risk oversight. The board of directors makes all relevant company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he play key roles in the risk oversight or the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Committees of the Board of Directors

Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our Company and audits of the financial statements of our Company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Xingchun Wang and Zhi Li serve on all three committees, Austin Huang serves on the nominating and compensation committee, Sophia Liu serves on the audit committee. At this time, Xingchun Wang chairs the nominating committee; Sophia Liu chairs the audit committee; and Austin Huang chairs the compensation committee. Sophia Liu qualifies as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and Nasdaq Capital Market corporate governance requirements.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. Shareholders shall have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	having all the powers necessary for managing and for directing and supervising, the business and affairs for the Company
•	appointing officers and determining the term of office of the officers;
•	fixing the emoluments of officers;
•	exercising all powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party;
•	designating committees of directors;
•	executing checks, promissory notes, drafts, bills of exchange and other negotiable instruments on behalf of the Company; and
•	determining that any sale, transfer, lease, exchange, or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our Company, or in which he is so interested and may vote on such motion.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Limitation on Liability and Other Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests. Our Memorandum and Articles of Association provide that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Material Changes in Manner of Recommending Board of Directors Nominees

There were no material changes in manner of recommending Board of Directors nominees to our Board of Directors in the fiscal year 2017.

Related Party Transactions

Please refer to the company’s Annual Report on Form 20-F for a full discussion of related party transactions. We have included a copy of the Annual Report on Form 20-F has been included in this proxy mailing.

Future Related Party Transactions

Our Nominating Committee (which consists solely of independent directors) has approved all related party transactions. All material related party transactions are made or entered into on terms that are no less favorable to us than can be obtained from unaffiliated third parties.

AUDIT COMMITTEE REPORT AND FEES PAID TO
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board of Directors during fiscal year 2017?

The members of the Audit Committee as of December 31, 2017 were Sophia Liu, Xingchun Wang, and Zhi Li. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The Board of Directors determined that Sophia Liu was an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the company’s investor relations website at http://en.retoeco.com/gszl.html.

How does the Audit Committee conduct its meetings?

During fiscal 2017 and 2018, the Audit Committee convened its meeting with the senior management over a conference call during which financial and regulatory issues were discussed. Over the course of the year, the Audit Committee held private interviews with representatives of the company’s independent registered public accounting firm.

Does the Audit Committee review the periodic reports and other public financial disclosures of the company?

The Audit Committee reviews the company’s annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the company’s periodic reports, as well as related matters such as the quality (and not just the acceptability) of the company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the company’s critical accounting policies and the clarity and completeness of the company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the company?

Management of the company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Committee under its charter. The Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the company’s financial reporting practices.

What has the Audit Committee done with regard to the company’s audited financial statements for fiscal 2017?

The Audit Committee has:

•	reviewed and discussed the audited financial statements with the company’s management; and
•	discussed with Friedman LLP, the company’s independent registered public accounting firm for the 2017 fiscal year, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the company’s auditors?

The Audit Committee has received from Friedman LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with Friedman LLP its independence. The Audit Committee has concluded that Friedman LLP is independent from the company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2016?

Based upon its review and the discussions with management and the company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the company be included in the company’s Annual Report on Form 20-F for fiscal 2017.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2017?

The Audit Committee has reviewed and discussed the fees paid to Friedman LLP during 2017 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with the independence of Friedman LLP.

What is the company’s policy regarding the retention of the company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Sophia Liu, Chairman
Xingchun Wang
Zhi Li

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal 2017 and 2016, Friedman LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $250,000 and $220,000, respectively.

Audit-Related Fees

During fiscal 2017 and 2016, the company paid Friedman LLP $25,000 and 0 respectively for audit-related services for services rendered in connection with financial due diligence of the company in connection with the company’s initial public offering.

Tax Fees

The company has not paid Friedman LLP for tax services in fiscal 2017, 2016 and 2015.

All Other Fees

The company has not paid Friedman LLP for any other services in fiscal 2017 and 2016.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the company to render audit or non-audit services, the engagement was approved by the company’s Audit Committee. All services rendered by Friedman LLP have been so approved.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information with respect to beneficial ownership of our common shares as of September 17, 2018 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding common shares;
•	Each of our directors and named executive officers; and
•	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned before the offering are based on 22,760,000 common shares outstanding as of September 17, 2018. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of September 17, 2018 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of the company at c/o ReTo Eco-Solutions, Inc., Building B, 24th Floor, 60 Anli Road, Beijing, People’s Republic of China 100101.

	Beneficial Ownership(1)
Name of Beneficial Owner	Common Shares	Percentage
Directors and Executive Officers

Hengfang Li(2)(5)	6,131,621	26.9%
Guangfeng Dai(2)	780,632	3.4%
Zhizhong Hu(3)	780,632	3.4%
Yuxia Jia	90,000	*
Xingchun Wang	0	*
Zhi Li	0	*
Sophia Liu	0	*
Austin Huang
All directors and executive officers as a group	7,782,885	34.2%

5% or Greater Beneficial Owners

Great Deal International Development Limited(4)	3,903,161	17.1%
Good Venture Industrial Limited(5)	1,750,000	7.7%
Hao Guan	1,650,000	7.3%
5% or greater beneficial owners as a group	7,303,161	32.1%

____________

*	Less than 1%.
(1)	Chairman and Chief Executive Officer. Includes: (i) sole power to direct the voting and/or disposition of (a) 10,000 common shares held by Soothie Holdings Limited, a British Virgin Islands limited liability company controlled by Mr. Li; (b) 4,560,357 common shares held by 10 investors pursuant to a proxy voting agreement; and (c) 40% of the 3,903,161 shares held by Great Deal International Development Limited, a Hong Kong Limited Liability company in which Mr. Li owns 40% of the company.
(2)	Includes 20% of the 3,903,161 shares held by Great Deal International Development Limited, a Hong Kong Limited Liability company in which Mr. Dai owns 20% of the company.
(3)	Includes 20% of the 3,903,161 shares held by Great Deal International Development Limited, a Hong Kong Limited Liability company in which Mr. Hu owns 20% of the company.

(4)	Represents 3,903,161 shares directly held by Great Deal International Development Limited, a Hong Kong limited liability company whose shareholders include Mr. Hengfang Li (40%), Guangfeng Dai (20%), and Zhizhong Hu (20%). Mr. Li, Dai, and Hu hold 40%, 20%, and 20%, respectively, voting and investment power over the shares held. These are the same shares.
(5)	Represents 1,750,000 shares directly held by Good Venture Industrial Limited, a Hong Kong limited liability company controlled by Feng Wu.

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended December 31, 2017 were officers or employees of the company or any of its subsidiaries or had any relationship with the company requiring disclosure under U.S. Securities and Exchange Commission regulations.

Compliance with Section 16(a) Beneficial Ownership Reporting Requirements

We are a foreign private issuer and, as a result, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

Availability of Form 20-F to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to Shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, ReTo Eco-Solutions, Inc., Building B, 24th Floor, 60 Anli Road, Chaoyang District, Beijing People’s Republic of China 100101, or via the Internet at http://en.retoeco.com/nav/36.html.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board of Directors; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

ANNEX A

RETO ECO-SOLUTIONS, INC.

2018 SHARE INCENTIVE PLAN

1. Purpose and Effective Date.

(a) The purpose of the ReTo Eco-Solutions, Inc. 2018 Share Incentive Plan (the “Plan”) is to further the long-term stability and financial success of ReTo Eco-Solutions, Inc. (the “Company”) by attracting and retaining personnel, including employees, non-employee directors, and consultants, through the use of stock incentives. It is believed that ownership of Company stock will stimulate the efforts of those employees upon whose judgment, interest and efforts the Company is and will be largely dependent for the successful conduct of its business.

(b) The Plan was adopted by the Board of Directors of the Company on August 29, 2018 (the “Effective Date”), subject to shareholder approval.

2. Definitions.

(a) Act. The Securities Exchange Act of 1934, as amended.

(b) Affiliate. The meaning assigned to the term “affiliate” under Rule 12b-2 of the Act.

(c) Applicable Withholding Taxes. The aggregate amount of federal, state and local income and payroll taxes that the Company is required to withhold (based on the minimum applicable statutory withholding rates) in connection with any exercise of an Option or the award, lapse of restrictions or payment with respect to Restricted Stock.

(d) Award. The award of an Option or Restricted Stock under the Plan.

(e) Beneficiary. The person or persons entitled to receive a benefit pursuant to an Award upon the death of a Participant.

(f) Board. The Board of Directors of the Company.

(g) Cause. Dishonesty, fraud, misconduct, gross incompetence, gross negligence, breach of a material fiduciary duty, material breach of an agreement with the Company, unauthorized use or disclosure of confidential information or trade secrets, or conviction or confession of a crime punishable by law (except minor violations), in each case as determined by the Committee, which determination shall be binding. Notwithstanding the foregoing, if “Cause” is defined in an employment agreement between a Participant and the Company, “Cause” shall have the meaning assigned to it in such agreement.

(h) Change of Control.

(i) The acquisition by any unrelated person of beneficial ownership (as that term is used for purposes of the Act) of 50% or more of the then outstanding common shares of the Company or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors. The term “unrelated person” means any person other than (x) the Company and its subsidiaries, (y) an employee benefit plan or related trust sponsored by the Company or its subsidiaries, and (z) a person who acquires stock of the Company pursuant to an agreement with the Company that is approved by the Board in advance of the acquisition. For purposes of this subsection, a “person” means an individual, entity or group, as that term is used for purposes of the Act;

(ii) Any tender or exchange offer, merger or other business combination, sale of assets or any combination of the foregoing transactions, and the Company is not the surviving corporation; and

(iii) A liquidation of the Company.

(i) Code. The Internal Revenue Code of 1986, as amended.

(j) Committee. The Compensation Committee of the Board.

(k) Company. ReTo Eco-Solutions, Inc.

(l) Company Stock. The common shares of the Company. In the event of a change in the capital structure of the Company (as provided in Section 12 below), the shares resulting from such a change shall be deemed to be Company Stock within the meaning of the Plan.

(m) Consultant. A person rendering services to the Company who is not an “employee” for purposes of employment tax withholding under the Code.

(n) Corporate Change. A consolidation, merger, dissolution or liquidation of the Company, or a sale or distribution of assets or stock (other than in the ordinary course of business) of the Company; provided that, unless the Committee determines otherwise, a Corporate Change shall only be considered to have occurred with respect to Participants whose business unit is affected by the Corporate Change.

(o) Date of Grant. The date as of which an Award is made by the Committee.

(p) Disability or Disabled. As to an Incentive Stock Option, a Disability within the meaning of Code Section 22(e)(3). As to all other Incentive Awards, the Committee shall determine whether a Disability exists and such determination shall be conclusive.

(q) Fair Market Value.

(i) If Company Stock is traded on a national securities exchange, the average of the highest and lowest registered sales prices of Company Stock on such exchange;

(ii) If Company Stock is traded in the over-the-counter market, the average between the closing bid and asked prices as reported by the NASDAQ Stock Market; or

(iii) If shares of Company Stock are not publicly traded, the Fair Market Value shall be determined by the Committee using any reasonable method in good faith.

Fair Market Value shall be determined as of the applicable date specified in the Plan or, if there are no trades on such date, the value shall be determined as of the last preceding day on which Company Stock is traded.

(r) Incentive Stock Option. An Option intended to meet the requirements of, and qualify for favorable Federal income tax treatment under, Code Section 422.

(s) Nonstatutory Stock Option. An Option that does not meet the requirements of Code Section 422, or that is otherwise not intended to be an Incentive Stock Option and is so designated.

(t) Option. A right to purchase Company Stock granted under the Plan, at a price determined in accordance with the Plan.

(u) Participant. Any individual who receives an Award under the Plan.

(v) Restricted Stock. Company Stock awarded upon the terms and subject to the restrictions set forth in Section 7 below.

(w) Rule 16b-3. Rule 16b-3 of the Act, including any corresponding subsequent rule or any amendments to Rule 16b-3 enacted after the effective date of the Plan.

(x) 10% Shareholder. A person who owns, directly or indirectly, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate. Indirect ownership of stock shall be determined in accordance with Code Section 424(d).

3. General. Awards of Options and Restricted Stock may be granted under the Plan. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options.

4. Stock. Subject to Section 12 of the Plan, there shall be reserved for issuance under the Plan a total of 2,000,000 unissued shares of Company Stock. Shares allocable to Options granted under the Plan that expire or otherwise terminate unexercised and shares that are forfeited pursuant to restrictions on Restricted Stock awarded under the Plan may again be subjected to an Award under this Plan. For purposes of determining the number of shares that are available for Awards under the Plan, such number shall, if permissible under Rule 16b-3, include the number of shares surrendered by a Participant or retained by the Company (a) in connection with the exercise of an Option or (b) in payment of Applicable Withholding Taxes.

5. Eligibility.

(a) Any employee of, non-employee director of, or Consultant to the Company or its affiliates, who, in the judgment of the Committee, has contributed or can be expected to contribute to the profits or growth of the Company is eligible to become a Participant. The Committee shall have the power and complete discretion, as provided in Section 14, to select eligible Participants and to determine for each Participant the terms, conditions and nature of the Award and the number of shares to be allocated as part of the Award; provided, however, that any award made to a member of the Committee must be approved by the Board. The Committee is expressly authorized to make an Award to a Participant conditioned on the surrender for cancellation of an existing Award.

(b) The grant of an Award shall not obligate the Company to pay an employee any particular amount of remuneration, to continue the employment of the employee after the grant or to make further grants to the employee at any time thereafter.

(c) Non-employee directors and Consultants shall not be eligible to receive the Award of an Incentive Stock Option.

6. Stock Options.

(a) Whenever the Committee deems it appropriate to grant Options, notice shall be given to the Participant stating the number of shares for which Options are granted, the Option price per share, whether the options are Incentive Stock Options or Nonstatutory Stock Options, and the conditions to which the grant and exercise of the Options are subject. This notice, when duly accepted in writing by the Participant, shall become a stock option agreement between the Company and the Participant.

(b) The Committee shall establish the exercise price of Options. The exercise price of an Incentive Stock Option shall be not less than 100% of the Fair Market Value of such shares on the Date of Grant, provided that if the Participant is a 10% Shareholder, the exercise price of an Incentive Stock Option shall be not less than 110% of the Fair Market Value of such shares on the Date of Grant. The exercise price of a Nonstatutory Stock Option Award shall not be less than 100% of the Fair Market Value of the shares of Company Stock covered by the Option on the Date of Grant.

(c) Options may be exercised in whole or in part at such times as may be specified by the Committee in the Participant’s stock option agreement. The Committee may impose such vesting conditions and other requirements as the Committee deems appropriate, and the Committee may include such provisions regarding a Change of Control or Corporate Change as the Committee deems appropriate.

(d) The Committee shall establish the term of each Option in the Participant’s stock option agreement. The term of an Incentive Stock Option shall not be longer than ten years from the Date of Grant, except that an Incentive Stock Option granted to a 10% Shareholder may not have a term in excess of five years. No option may be exercised after the expiration of its term or, except as set forth in the Participant’s stock option agreement, after the termination of the Participant’s employment. The Committee shall set forth in the Participant’s stock option agreement when, and under what circumstances, an Option may be exercised after termination of the Participant’s employment or period of service; provided that no Incentive Stock Option may be exercised after (i) three months from the Participant’s termination of employment with the Company for reasons other than Disability or death, or (ii) one year from the Participant’s termination of employment on account of Disability or death. The Committee may, in its sole discretion, amend a previously granted Incentive Stock Option to provide for more liberal exercise provisions, provided however that if the Incentive Stock Option as amended no longer meets the requirements of Code Section 422, and, as a result the Option no longer qualifies for favorable federal income tax treatment under Code Section 422, the amendment shall not become effective without the written consent of the Participant.

(e) An Incentive Stock Option, by its terms, shall be exercisable in any calendar year only to the extent that the aggregate Fair Market Value (determined at the Date of Grant) of Company Stock with respect to which Incentive Stock Options are exercisable by the Participant for the first time during the calendar year does not exceed $100,000 (the “Limitation Amount”). Incentive Stock Options granted under the Plan and all other plans of the Company and any parent or Subsidiary of the Company shall be aggregated for purposes of determining whether the Limitation Amount has been exceeded. The Board may impose such conditions as it deems appropriate on an Incentive Stock option to ensure that the foregoing requirement is met. If Incentive Stock Options that first become exercisable in a calendar year exceed the Limitation Amount, the excess Options will be treated as Nonstatutory Stock Options to the extent permitted by law.

(f) If a Participant dies and if the Participant’s stock option agreement provides that part or all of the Option may be exercised after the Participant’s death, then such portion may be exercised by the personal representative of the Participant’s estate during the time period specified in the stock option agreement.

(g) If a Participant’s employment or services is terminated by the Company for Cause, the Participant’s Options shall terminate as of the date of the misconduct.

7. Restricted Stock Awards.

(a) Whenever the Committee deems it appropriate to grant a Restricted Stock Award, notice shall be given to the Participant stating the number of shares of Restricted Stock for which the Award is granted and the terms and conditions to which the Award is subject. This notice, when accepted in writing by the Participant, shall become an Award agreement between the Company and the Participant. Certificates representing the shares shall be issued in the name of the Participant, subject to the restrictions imposed by the Plan and the Committee. A Restricted Stock Award may be made by the Committee in its discretion without cash consideration.

(b) The Committee may place such restrictions on the transferability and vesting of Restricted Stock as the Committee deems appropriate, including restrictions relating to continued employment and financial performance goals. Without limiting the foregoing, the Committee may provide performance or Change of Control or Corporate Change acceleration parameters under which all, or a portion, of the Restricted Stock will vest on the Company’s achievement of established performance objectives. Restricted Stock may not be sold, assigned, transferred, disposed of, pledged, hypothecated or otherwise encumbered until the restrictions on such shares shall have lapsed or shall have been removed pursuant to subsection (c) below.

(c) The Committee may provide in a Restricted Stock Award, or subsequently, that the restrictions will lapse if a Change of Control or Corporate Change occurs. The Committee may at any time, in its sole discretion, accelerate the time at which any or all restrictions will lapse or may remove restrictions on Restricted Stock as it deems appropriate.

(d) A Participant shall hold shares of Restricted Stock subject to the restrictions set forth in the Award agreement and in the Plan. In other respects, the Participant shall have all the rights of a shareholder with respect to the shares of Restricted Stock, including, but not limited to, the right to vote such shares and the right to receive all cash dividends and other distributions paid thereon. Certificates representing Restricted Stock shall bear a legend referring to the restrictions set forth in the Plan and the Participant’s Award agreement. If stock dividends are declared on Restricted Stock, such stock dividends or other distributions shall be subject to the same restrictions as the underlying shares of Restricted Stock.

8. Method of Exercise of Options.

(a) Options may be exercised by giving written notice of the exercise to the Company, stating the number of shares the Participant has elected to purchase under the Option. Such notice shall be effective only if accompanied by the exercise price in full in cash; provided that, if the terms of an Option so permit, the Participant may (i) deliver Company Stock that the Participant has owned for at least six months (valued at Fair Market Value on the date of exercise), or (ii) exercise any applicable net exercise provision contained therein. Unless otherwise specifically provided in the Option, any payment of the exercise price paid by delivery of Company Stock acquired directly or indirectly from the Company shall be paid only with shares of Company Stock that have been held by the Participant for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes).

(b) Notwithstanding anything herein to the contrary, Awards shall always be granted and exercised in such a manner as to conform to the provisions of Rule 16b-3.

9. Applicable Withholding Taxes. Each Participant shall agree, as a condition of receiving an Award, to pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, all Applicable Withholding Taxes with respect to the Award. Until the Applicable Withholding Taxes have been paid or arrangements satisfactory to the Company have been made, no stock certificates (or, in the case of Restricted Stock, no stock certificates free of a restrictive legend) shall be issued to the Participant. As an alternative to making a cash payment to the Company to satisfy Applicable Withholding Tax obligations, the Committee may establish procedures permitting the Participant to elect to (a) deliver shares of already owned Company Stock (subject to such restrictions as the Committee may establish, including a requirement that any shares of Company Stock so delivered shall have been held by the Participant for not less than six months) or (b) have the Company retain that number of shares of Company Stock that would satisfy all or a specified portion of the Applicable Withholding Taxes. Any such election shall be made only in accordance with procedures established by the Committee and in accordance with Rule 16b-3.

10. Nontransferability of Awards.

(a) In general, Awards, by their terms, shall not be transferable by the Participant except by will or by the laws of descent and distribution or except as described below. Options shall be exercisable, during the Participant’s lifetime, only by the Participant or by his guardian or legal representative.

(b) Notwithstanding the provisions of (a) and subject to federal and state securities laws, the Committee may grant Nonstatutory Stock Options that permit a Participant to transfer the Options to one or more immediate family members, to a trust for the benefit of immediate family members, or to a partnership, limited liability company, or other entity the only partners, members, or interest-holders of which are among the Participant’s immediate family members. Consideration may not be paid for the transfer of Options. The transferee of an Option shall be subject to all conditions applicable to the Option prior to its transfer. The agreement granting the Option shall set forth the transfer conditions and restrictions. The Committee may impose on any transferable Option and on stock issued upon the exercise of an Option such limitations and conditions as the Committee deems appropriate.

11. Termination, Modification, Change. If not sooner terminated by the Board, this Plan shall terminate at the close of business on the tenth anniversary of the Effective Date. No Awards shall be made under the Plan after its termination. The Board may terminate the Plan or may amend the Plan in such respects as it shall deem advisable; provided that, if and to the extent required by Rule 16b-3, no change shall be made that increases the total number of shares of Company Stock reserved for issuance pursuant to Awards granted under the Plan (except pursuant to Section 12), expands the class of persons eligible to receive Awards, or materially increases the benefits accruing to Participants under the Plan, unless such change is authorized by the shareholders of the Company. Notwithstanding the foregoing, the Board may unilaterally amend the Plan and Awards as it deems appropriate to ensure compliance with Rule 16b-3 and to cause Incentive Stock Options to meet the requirements of the Code and regulations thereunder. Except as provided in the preceding sentence, a termination or amendment of the Plan shall not, without the consent of the Participant, adversely affect a Participant’s rights under an Award previously granted to him.

12. Change in Capital Structure.

(a) In the event of a stock dividend, stock split or combination of shares, spin-off, reclassification, recapitalization, merger or other change in the Company’s capital stock (including, but not limited to, the creation or issuance to shareholders generally of rights, options or warrants for the purchase of common shares or preferred stock of the Company), the number and kind of shares of stock or securities of the Company to be issued under the Plan (under outstanding Awards and Awards to be granted in the future), the exercise price of options, and other relevant provisions shall be appropriately adjusted by the Committee, whose determination shall be binding on all persons. If the adjustment would produce fractional shares with respect to any Award, the Committee may adjust appropriately the number of shares covered by the Award so as to eliminate the fractional shares.

(b) In the event the Company distributes to its shareholders a dividend, or sells or causes to be sold to a person other than the Company or a Subsidiary shares of stock in any corporation (a “Spinoff Company”) which, immediately before the distribution or sale, was a majority owned Subsidiary of the Company, the

Committee shall have the power, in its sole discretion, to make such adjustments as the Committee deems appropriate. The Committee may make adjustments in the number and kind of shares or other securities to be issued under the Plan (under outstanding Awards and Awards to be granted in the future), the exercise price of Options, and other relevant provisions, and, without limiting the foregoing, may substitute securities of a Spinoff Company for securities of the Company. The Committee shall make such adjustments as it determines to be appropriate, considering the economic effect of the distribution or sale on the interests of the Company’s shareholders and the Participants in the businesses operated by the Spinoff Company, and subject to the proviso that any such adjustments or new options shall not be made or granted, respectively, that would result in subjecting the Plan to variable plan accounting treatment. The Committee’s determination shall be binding on all persons. If the adjustment would produce fractional shares with respect to any Award, the Committee may adjust appropriately the number of shares covered by the Award so as to eliminate the fractional shares.

(c) To the extent required to avoid a charge to earnings for financial accounting purposes, adjustments made by the Committee pursuant to this Section 12 to outstanding Awards shall be made so that both (i) the aggregate intrinsic value of an Award immediately after the adjustment is not greater than or less than the Award’s aggregate intrinsic value before the adjustment and (ii) the ratio of the exercise price per share to the market value per share is not reduced.

(d) Notwithstanding anything in the Plan to the contrary, the Committee may take the foregoing actions without the consent of any Participant, and the Committee’s determination shall be conclusive and binding on all persons for all purposes. The Committee shall make its determinations consistent with Rule 16b-3 and the applicable provisions of the Code.

13. Change of Control. In the event of a Change of Control or Corporate Change, the Committee may take such actions with respect to Awards as the Committee deems appropriate. These actions may include, but shall not be limited to, the following:

(a) At the time the Award is made, provide for the acceleration of the vesting schedule relating to the exercise or realization of the Award so that the Award may be exercised or realized in full on or before a date initially fixed by the Committee;

(b) Provide for the purchase or settlement of any such Award by the Company for any amount of cash equal to the amount which could have been obtained upon the exercise of such Award or realization of a Participant’s rights had such Award been currently exercisable or payable;

(c) Make adjustments to Awards then outstanding as the Committee deems appropriate to reflect such Change of Control or Corporate Change; provided, however, that to the extent required to avoid a charge to earnings for financial accounting purposes, such adjustments shall be made so that both (i) the aggregate intrinsic value of an Award immediately after the adjustment is not greater than or less than the Award’s aggregate intrinsic value before the Award and (ii) the ratio of the exercise price per share to the market value per share is not reduced; or

(d) Cause any such Award then outstanding to be assumed, or new rights substituted therefore, by the acquiring or surviving legal entity in such Change of Control or Corporate Change.

14. Administration of the Plan.

(a) The Plan shall be administered by the Committee, who shall be appointed by the Board. The Board may designate the Compensation Committee of the Board, or a subcommittee of the Compensation Committee, to be the Committee for purposes of the Plan. If and to the extent required by Rule 16b-3, all members of the Committee shall be “Non-Employee Directors” as that term is defined in Rule 16b-3, and the Committee shall be comprised solely of two or more “outside directors” as that term is defined for purposes of Code section 162(m). If any member of the Committee fails to qualify as an “outside director” or (to the extent required by Rule 16b-3) a “Non-Employee Director,” such person shall immediately cease to be a member of the Committee and shall not take part in future Committee deliberations. The Board of Directors may from time to time may appoint members of the Committee and fill vacancies, however caused, in the Committee.

(b) The Committee shall have the authority to impose such limitations or conditions upon an Award as the Committee deems appropriate to achieve the objectives of the Award and the Plan. Without limiting the foregoing and in addition to the powers set forth elsewhere in the Plan, the Committee shall have the power and complete discretion to determine (i) which eligible persons shall receive an Award and the nature of the Award, (ii) the number of shares of Company Stock to be covered by each Award, (iii) whether Options shall be Incentive Stock options or Nonstatutory Stock Options, (iv) the Fair Market Value of Company Stock, (v) the time or times when an Award shall be granted, (vi) whether an Award shall become vested over a period of time, according to a performance-based vesting schedule or otherwise, and when it shall be fully vested, (vii) the terms and conditions under which restrictions imposed upon an Award shall lapse, (viii) whether a Change of Control or Corporate Change exists, (ix) the terms of incentive programs, performance criteria and other factors relevant to the issuance of Incentive Stock or the lapse of restrictions on Restricted Stock or Options, (x) when Options may be exercised, (xi) whether to approve a Participant’s election with respect to Applicable Withholding Taxes, (xii) conditions relating to the length of time before disposition of Company Stock received in connection with an Award is permitted, (xiii) notice provisions relating to the sale of Company Stock acquired under the Plan, and (xiv) any additional requirements relating to Awards that the Committee deems appropriate. Notwithstanding the foregoing, no “tandem stock options” (where two stock options are issued together and the exercise of one option affects the right to exercise the other option) may be issued in connection with Incentive Stock Options.

(c) The Committee shall have the power to amend the terms of previously granted Awards so long as the terms as amended are consistent with the terms of the Plan and, where applicable, consistent with the qualification of an option as an Incentive Stock Option. The consent of the Participant must be obtained with respect to any amendment that would adversely affect the Participant’s rights under the Award, except that such consent shall not be required if such amendment is for the purpose of complying with Rule 16b-3 or any requirement of the Code applicable to the Award.

(d) The Committee may adopt rules and regulations for carrying out the Plan. The Committee shall have the express discretionary authority to construe and interpret the Plan and the Award agreements, to resolve any ambiguities, to define any terms, and to make any other determinations required by the Plan or an Award agreement. The interpretation and construction of any provisions of the Plan or an Award agreement by the Committee shall be final and conclusive. The Committee may consult with counsel, who may be counsel to the Company, and shall not incur any liability for any action taken in good faith in reliance upon the advice of counsel.

(e) A majority of the members of the Committee shall constitute a quorum, and all actions of the Committee shall be taken by a majority of the members present. Any action may be taken by a written instrument signed by all of the members, and any action so taken shall be fully effective as if it had been taken at a meeting.

15. Issuance of Company Stock. The Company shall not be required to issue or deliver any certificate for shares of Company Stock before (i) the admission of such shares to listing on any stock exchange on which Company Stock may then be listed, (ii) receipt of any required registration or other qualification of such shares under any state or federal securities law or regulation that the Company’s counsel shall determine is necessary or advisable, and (iii) the Company shall have been advised by counsel that all applicable legal requirements have been complied with. The Company may place on a certificate representing Company Stock any legend required to reflect restrictions pursuant to the Plan, and any legend deemed necessary by the Company’s counsel to comply with federal or state securities laws. The Company may require a customary written indication of a Participant’s investment intent. Until a Participant has been issued a certificate for the shares of Company Stock acquired, the Participant shall possess no shareholder rights with respect to the shares.

16. Rights Under the Plan. Title to and beneficial ownership of all benefits described in the Plan shall at all times remain with the Company. Participation in the Plan and the right to receive payments under the Plan shall not give a Participant any proprietary interest in the Company or any Affiliate or any of their assets. No trust fund shall be created in connection with the Plan, and there shall be no required funding of amounts that may become payable under the Plan. A Participant shall, for all purposes, be a general creditor of the Company. The interest of a Participant in the Plan cannot be assigned, anticipated, sold, encumbered or pledged and shall not be subject to the claims of his creditors.

17. Beneficiary. A Participant may designate, on a form provided by the Committee, one or more beneficiaries to receive any payments under Awards of Restricted Stock or Incentive Stock after the Participant’s death. If a

Participant makes no valid designation, or if the designated beneficiary fails to survive the Participant or otherwise fails to receive the benefits, the Participant’s beneficiary shall be the first of the following persons who survives the Participant: (a) the Participant’s surviving spouse, (b) the Participant’s surviving descendants, per stirpes , or (c) the personal representative of the Participant’s estate.

18. Notice. All notices and other communications required or permitted to be given under this Plan shall be in writing and shall be deemed to have been duly given if delivered personally or mailed first class, postage prepaid, as follows: (a) if to the Company—at its principal business address to the attention of the Secretary; (b) if to any Participant—at the last address of the Participant known to the sender at the time the notice or other communication is sent.

19. Interpretation. The terms of this Plan and Awards granted pursuant to the Plan are subject to all present and future regulations and rulings of the Secretary of the Treasury relating to the qualification of Incentive Stock Options under the Code or compliance with Code section 162(m), to the extent applicable, and they are subject to all present and future rulings of the Securities and Exchange Commission with respect to Rule 16b-3. If any provision of the Plan or an Award conflicts with any such regulation or ruling, to the extent applicable, the Committee shall cause the Plan to be amended, and shall modify the Award, so as to comply, or if for any reason amendments cannot be made, that provision of the Plan and/or the Award shall be void and of no effect.

VOTE ON INTERNET

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Mark, sign and date your proxy card and email it to vote@vstocktransfer.com

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VOTE IN PERSON

If you would like to vote in person, please attend the Annual Meeting to be held on November 6, 2018 at 10:00 a.m., Local Time.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

All votes must be received by 11:59 p.m. EST on November 4, 2018 / 11:59 a.m., Local time on November 5, 2018.

Annual Meeting Proxy Card - Reto Eco-Solutions, Inc.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

The Board of Directors recommends that you vote FOR each director nominee:

☐ FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below)   ☐ WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW:

Xingchun Wang   Zhi Li

The Board of Directors recommends that you vote FOR the following item:

☐ VOTE FOR   ☐ VOTE AGAINST   ☐ ABSTAIN

The Board of Directors recommends that you vote FOR the following item:

☐ VOTE FOR   ☐ VOTE AGAINST   ☐ ABSTAIN

Date ____________________ **Signature** ______________________________ **Signature, if held jointly** ______________________________

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN *   AC:ACCT9999   90.00

RETO ECO-SOLUTIONS, INC.

Proxy for the Annual Meeting of Shareholders

TO BE HELD ON NOVEMBER 6, 2018

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders To Be Held on November 6, 2018

The Notice & Proxy Statement and Annual Report on Form 20-F are available at:

http://en.retoeco.com/ndgddh.html

RETO ECO-SOLUTIONS, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, having received notice of the meeting and management's Proxy Statement therefore, and revoking all prior proxies, hereby appoints Hengfang Li, as proxy to represent and vote and act upon the following matters in respect of all shares of Common Shares of Reto Eco-Solutions, Inc. (the "Company"), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on November 6, 2018, at 10:00 a.m., Local time, at Building B, 24th Floor, 60 Anli Road, Chaoyang District, Beijing People's Republic of China 100101, and at any adjournment or postponement thereof. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted as directed herein. If no direction is made, the proxy shall be voted "**FOR**" the election of the nominees to the board of directors, "**FOR**" the ratification of Friedman LLP, and "**FOR**" the approval of the Company's 2018 Share Incentive Plan.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any postponements or adjournments of the meeting.

(Continued and to be signed on Reverse Side)